

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2016

Henry Hoffman
President and Chief Operating Officer
Integrated Freight Corporation
42 Lake Avenue Extension - 208
Danbury, CT 06811

> **Re: Integrated Freight Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Response submitted December 5, 2016**
> **File No. 000-14273**

Dear Mr. Hoffman:

We have reviewed your correspondence filed December 5, 2016 and your response to the comment in our letter dated August 5, 2016 and have the following additional comment.

General

1. We note that prior to the reverse stock split the company has approximately 586 record holders and that after the split the company will have approximately 93 or 124 record holders depending on the reverse split ratio of 1:1000 or 1:10, respectively. We further note that you state "[b]oth the approved 1:1000 reverse and the possible 1:10 reverse would enable the [company] to avail itself of voluntary deregistration under Rule 12g-4(a)(1) or (2)." It appears therefore that the proposed reverse stock split constitutes a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule which has either a "reasonable likelihood or a purpose of producing" any of the effects described in paragraph (a)(3)(ii) of the rule. For further guidance, please refer to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations 104.01 and 104.02, located on our website. Please file a Schedule 13E-3 with a revised information statement that complies with Rule 13e-3.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Jackson L. Morris